UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

DISCOVERY COMMUNICATIONS, INC.
(Name of Issuer)
Series A Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share
(Title of Class of Securities)
The CUSIP for the Series A Common Stock is 25470F104
The CUSIP for the Series C Common Stock is 25470F302
(CUSIP Number)
Craig D. Holleman
Sabin, Bermant & Gould LLP
Four Times Square
New York, New York 10036
Telephone Number: (212) 381-7033
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302

1	NAMES OF REPORTING PERSONS Advance/Newhouse Programming Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,568,551 shares of Series A Common Stock and 56,793,017 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2% Series A Common Stock and 29% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302

1	NAMES OF REPORTING PERSONS Newhouse Broadcasting Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER *

NUMBER OF		71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER *
REPORTING
PERSON		70,568,551 shares of Series A Common Stock and 56,793,017 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2% Series A Common Stock and 29% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302

1	NAMES OF REPORTING PERSONS Advance Publications, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER *

NUMBER OF		71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER *
REPORTING
PERSON		70,568,551 shares of Series A Common Stock and 56,793,017 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2% Series A Common Stock and 29% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302

1	NAMES OF REPORTING PERSONS Newhouse Family Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER *

NUMBER OF		71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER *
REPORTING
PERSON		70,568,551 shares of Series A Common Stock and 56,793,017 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2% Series A Common Stock and 29% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302

1	NAMES OF REPORTING PERSONS Advance Long-Term Management Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER *

NUMBER OF		71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER *
REPORTING
PERSON		70,568,551 shares of Series A Common Stock and 56,793,017 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2% Series A Common Stock and 29% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) which was jointly filed on September 17, 2008 on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Newhouse Broadcasting Corporation, a New York Corporation (“NBCo”), Advance Publications, Inc., a New Jersey corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), and Advance Long-Term Trust Management Trust, a New Jersey trust (“Advance Long-Term Trust” and together with Advance/Newhouse, NBCo, API, and NFH, the “Reporting Persons” and each a “Reporting Person”), with respect to the Series A Common Stock, par $0.01 per share (the “Series A Common Stock”), and the Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of Discovery Communications, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons directly or indirectly hold (1) shares of Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of the Issuer, which are convertible at any time into the shares of Series A Common Stock for which beneficial ownership is reported herein, and (2) shares of Series C Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of the Issuer, which are convertible into the shares of Series C Common Stock for which beneficial ownership is reported herein.
This Amendment is being filed for purposes of disclosing the sale by Advance/Newhouse of shares of the Series C Preferred Stock that it owns to the Issuer, as described under Item 5 below.

Item 5.	Interest in Securities of the Issuer.
Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:
(a) Each Reporting Person has beneficial ownership of 71,107,312 shares of Series A Common Stock, representing 34.2% of outstanding shares of that class, and 57,374,821 shares of Series C Common Stock, representing 29% of outstanding shares of that class.
(b) Each Reporting Person has the sole power to vote or direct the vote of 71,107,312 shares of Series A Common Stock and 57,374,821 shares of Series C Common Stock, which includes shares over which each Reporting Person has sole voting power and which are held in an escrow account, as described in the Schedule 13D, and the sole power to dispose or direct the disposition of 70,568,551 shares of Series A Common Stock and 56,793,017 shares of Series C Common Stock, which includes shares over which each Reporting Person has sole dispositive power and which have been released from an escrow account, as described in the Schedule 13D.
(c) On December 10, 2010, Advance/Newhouse and the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”), which is attached hereto as Exhibit I, and incorporated herein by reference. Pursuant to the terms of the Stock Purchase Agreement, on December 13, 2010, Advance/Newhouse sold to the Issuer 13,732,491 shares of the Series C Preferred Stock at a price of $36.41 per share. The transaction was privately negotiated between the parties and was not effected on any securities exchange.
(d) Not Applicable.
(e) Not Applicable.

Item 7.	Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is amended and supplemented to include the following:

Exhibit	Description
I	Stock Purchase Agreement, dated December 10, 2010, between Advance/Newhouse and the Issuer.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.
Dated: December 13, 2010

Advance/Newhouse Programming Partnership
By:	/s/ Donald E. Newhouse
Donald E. Newhouse
President

Newhouse Broadcasting Corporation
By:	/s/ Donald E. Newhouse
Donald E. Newhouse
President

Advance Publications, Inc.
By:	/s/ Donald E. Newhouse
Donald E. Newhouse
President

Newhouse Family Holdings, L.P.
By:	Advance Long-Term Management Trust, as General Partner

By:	/s/ Donald E. Newhouse
Donald E. Newhouse, as Trustee

By:	/s/ S.I. Newhouse, Jr.
S.I. Newhouse, Jr., as Trustee

Advance Long-Term Management Trust
By:	/s/ Donald E. Newhouse
Donald E. Newhouse, as Trustee

By:	/s/ S.I. Newhouse, Jr.
S.I. Newhouse, Jr., as Trustee